February 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 7 to Registration Statement on Form F-1
Filed December 23, 2022
File No. 333-252127

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated January 19, 2023 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement on Form F-1 as filed with the Commission on December 23, 2022, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 7 to Registration Statement on Form F-1

Cover Page

1.	Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 99 and 106 of the Registration Statement accordingly.

2.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not intend to proceed with the offering if the Company’s NASDAQ listing is denied.

Risks Related to our Ordinary Shares and this Offering

There has been no prior public market for our ordinary shares and an active trading market may never develop or be sustained, page 30

3.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 37 of the Registration Statement accordingly.

Management

Compensation of Directors and Executive Officers, page 84

4.	Please update your compensation disclosure to reflect information for the last completed fiscal year ended December 31, 2022. Refer to Item 4 of Form F-1 and Item 6.B of Form 20-F.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Registration Statement accordingly.

Financial Statements

Financial Statements for the Six Months Ended June 30, 2022 and 2021 (Unaudited)

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 - Restatement of Previously Issued Financial Statements, page F-7

5.	You restated your financial statements for the six months ended June 30, 2021 and for the fiscal year ended December 31, 2020 on page F-37. The most significant restatement adjustment for both periods is the re-estimate of the allowance of doubtful accounts for accounts receivable. Tell us why you believe these allowance adjustments are properly presented as a correction of an error. In doing so, tell us whether the error resulted from a mathematical mistake, mistake in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.

Company Response: The Company respectfully acknowledges the Staff’s comment and is in agreement that the Company’s re-estimate of the allowance of doubtful accounts for accounts receivable was based upon the subsequent collection recorded as of June 30, 2021 and December 31, 2020 through December 23, 2022 and was a Type II subsequent event. As a result, the Company has revised and reversed the restatement adjustment and related disclosure for both the six months ended June 30, 2021 and the fiscal year ended December 31, 2020 related to the re-estimate of the allowance of doubtful accounts for accounts receivable on pages F-7 and F-37 of the Registration Statement and is in agreement that such re-estimate is a change of estimate which should not affect prior financial statements.

6.	Your disclosure suggests that the engagement of your new auditor to re-perform the review for the six months ended June 30, 2021 and re-audit the fiscal year ended 2020 in 2022 resulted in the determination that your allowance did not correctly reflect your results of operations and was an error. This appears to be based on the collection of substantial balance of accounts receivable generated for the years ended 2020, 2019, and 2018 through the date of this prospectus/date of your report dated December 23, 2022. Tell us whether your restatement adjustments are based on collections of accounts receivable balances recorded as of June 30, 2021 and December 31, 2020, through December 23, 2022. If so, tell us why you believe it is appropriate to restate accounts receivable allowances for collections which appear to be Type II subsequent events.

Company Response: The Company respectfully acknowledges the Staff’s comment and is in agreement that the Company’s re-estimate of the allowance of doubtful accounts for accounts receivable was based upon the subsequent collection recorded as of June 30, 2021 and December 31, 2020 through December 23, 2022 and was a Type II subsequent event. As a result, the Company has revised and reversed the restatement adjustment and related disclosure for both the six months ended June 30, 2021 and the fiscal year ended December 31, 2020 related to the re-estimate of the allowance of doubtful accounts for accounts receivable on pages F-7 and F-37 of the Registration Statement and is in agreement that such re-estimate is a change of estimate which should not affect prior financial statements.

7.

You disclose that you generally use the cost-to-cost measure of progress method to recognize revenue from sewage treatment systems by measuring the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation. Due to the fact that you engaged a new independent accountant to re-perform the review of results of operation for the six months ended June 30, 2021, in 2022, you determined that the timing in recognizing cost of revenue from sewage treatment systems was not properly recorded. Therefore, you restated the unaudited financial statements for the six months ended June 30, 2021, related to revision of cost of revenue and revenue from sewage treatment systems pertained to the reason mentioned above. Please tell us the following:

• What other methods do you use other than the cost-to-cost measure of progress method to recognize revenue from sewage treatment systems;

• How did you determine that the timing in recognizing cost of revenue from sewage treatment systems was not property recorded;

• What were the most significant differences in the timing in recognizing cost of revenue and the ratio of the total costs incurred to date to the total estimated costs at completion of the performance obligation; and

• Why the revenue recognized to date exceeds the progress billings to date by 236% at June 30, 2022, and 331% at December 31, 2021.

Company Response: The Company respectfully acknowledges the Staff’s comment and responds as follows:

• What other methods do you use other than the cost-to-cost measure of progress method to recognize revenue from sewage treatment systems;

Cost-to-cost measure of progress method is the only method that the Company adopted and uses to recognize revenue from sewage treatment systems, unless the Company determines that it is not probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer in accordance with ASC 606-10-55-3A, then the Company would recognize the revenue up to the amount of the consideration collected.

• How did you determine that the timing in recognizing cost of revenue from sewage treatment systems was not property recorded;

During the preparation of the Company’s financial statements for the six months ended June 30, 2021 initially filed with the SEC on January 19, 2022, the Company incorrectly accounted for the sewage treatment system equipment delivered to one of its customer’s job sites that the Company took control of as contract assets. In 2022, the Company engaged its current auditor to re-perform the review of results of operations for the six months ended June 30, 2021 and to audit its consolidated financial statements for the fiscal year ended December 31, 2021. During the audit, and upon the Company’s further internal examination of the delivery documents, the Company determined that such contract costs should be recognized as contract costs and cost of revenue when the equipment and material is being delivered, as well as the Company has retained the risks associated with installing the equipment and material on its customer’s job site as part of the construction project during the six months ended June 30, 2021. Accordingly, the Company has restated its June 30, 2021 statement of operations in connection with its cost of revenue. The Company also restated its revenue from sewage treatment systems as a result of change in the ratio of the total costs incurred to date to the total estimated costs at completion of the performance obligation in accordance with ASC 606-10-55-20.

• What were the most significant differences in the timing in recognizing cost of revenue and the ratio of the total costs incurred to date to the total estimated costs at completion of the performance obligation; and

There are no differences in the timing in recognizing cost of revenue and the ratio of the total costs incurred to date to the total estimated costs at completion of the performance obligation using the input method in accordance with ASC 606-10-55-20 to recognize cost of revenue from sewage treatment systems.

• Why the revenue recognized to date exceeds the progress billings to date by 236% at June 30, 2022, and 331% at December 31, 2021.

The June 30, 2022 and December 31, 2021 revenue recognized to date exceeds the progress billing to date by 236% and 331%, respectively, and was mainly due to delay of construction inspection from the local governments, which was impacted by the resurgence of the COVID-19 pandemic in China. Such delay resulted in delay in the Company’s billing process, as most of the billings require completion of the inspection from the local governments. The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 61 of the Registration Statement to include the significant increase of contract assets at June 30, 2022 and December 31, 2021 in regard to the current projects status and expectation on billing and collections in 2023 and beyond.

Note 5 - Contract Assets, page F-52

8.	You disclose that contract retentions are included in contract assets. Please disclose the amount and percentage of the retentions.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 65, F-9, F-19, F-40 and F-52 of the Registration Statement accordingly by removing the contract retention related disclosure, as the Company does not have any contract retention withholding by its customers for all periods presented.

General

9.	We note your change of auditors from Friedman LLP to Wei, Wei & Co., LLP. Present the information required by Item 4.d of Form F-1. Refer to Item 16F of Form 20-F.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 111 and II-4 of the Registration Statement accordingly.

***

If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors
cc:

Clayton E. Parker, K&L Gates LLP